Exhibit 99.43

AMENDED MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

This material change report amends and updates the material change report filed on October 29, 2019.

Item 1	Name and Address of Company

Orla Mining Ltd. (the “Company”)

Suite 202 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Item 2	Date of Material Change

October 20, 2019, as updated December 18, 2019.

Item 3	News Release

News releases with respect to the material change referred to in this report were disseminated by the Company on October 21, 2019 and December 18, 2019 through Newswire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On October 20, 2019, the Company entered into a commitment letter (the “Commitment Letter”) with Trinity Capital Partners Corporation (“Trinity Capital”) with respect to a secured project finance facility of up to US$125 million (“Facility”) for the development of the Camino Rojo Oxide Gold Project located in Zacatecas, Mexico (the “Camino Rojo Project”). On December 18, 2019, the Company entered into a loan agreement with Trinity Capital and certain other lenders with respect to the Facility. The Facility is being arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle Mines Limited (“Agnico Eagle”), Pierre Lassonde and Trinity Capital.

Concurrent with the closing of the Facility, the Board of Directors of Orla has approved the start of construction spending at Camino Rojo. Commencement of project construction has also been approved, subject to receipt of all required permits.

Orla also announced that the Company has received notification from the Mexican federal government environment department known as SEMARNAT, granting approval of the Change of Land Use permit (Cambio de Uso de Suelo or CUS/ETJ), one of the two key permits required for the development of Camino Rojo.

Item 5	Full Description of Material Change

On October 20, 2019, the Company entered into the Commitment Letter with Trinity Capital with respect to the Facility for the development of the Camino Rojo Project. On December 18, 2019, the Company entered into a loan agreement with Trinity Capital and certain other lenders with respect to the Facility. The Facility is being arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle, Pierre Lassonde and Trinity Capital.

Concurrent with the closing of the Facility, the Board of Directors of Orla has approved the start of construction spending at Camino Rojo. Commencement of project construction has also been approved, subject to receipt of all required permits.

Orla also announced that the Company has received notification from the Mexican federal government environment department known as SEMARNAT, granting approval of the Change of Land Use permit (Cambio de Uso de Suelo or CUS/ETJ), one of the two key permits required for the development of Camino Rojo.

The Facility provides Orla with US$125 million comprised of three tranches; an initial tranche of US$25 million, which Orla has requested to be drawn on closing, and two subsequent tranches of US$50 million each, available for drawdown after satisfaction of certain conditions precedent, including the receipt of key permits required for the development of Camino Rojo. The term of the Facility is five years and bears interest at 8.8% per annum.

In connection with the closing of the Facility, Orla has issued 32.5 million common share purchase warrants to the lenders, with a seven year term and an exercise price of C$3.00 per warrant.

Key terms of the Facility include:

•	Term of 5.0 years.

•	Principal repayment at maturity with no scheduled amortization: the Company can prepay the loan, in full or in part, at any time during the term, without penalty, with cash flow from operations.

•	No mandatory hedging, production payments, offtake, streams or royalties are required.

Multilateral Instrument 61-101

Mr. Chuck Jeannes, Ms. Elizabeth McGregor and Mr. David Stephens are directors of the Company, and Mr. Lassonde has beneficial ownership of, control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Company, and each are lenders under the Facility. Accordingly, the Facility and the issuance of the warrants insofar as they involve such insiders constitute related party transactions for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The warrants issued to such insiders did not result in a material change to their respective shareholdings. The Facility, including the participation of the insiders and issuance of warrants in connection therewith, was considered, and ultimately approved by the board of directors of the Company on October 15, 2019 and December. The directors who participated as lenders declared and disclosed their interest and did not vote on the matter. The Company is not required to obtain a formal valuation for the Facility by virtue of section 5.4 of MI 61-101. In addition, the Company is relying on the exemption from the formal valuation and minority approval requirements of MI 61-101 set out in section 5.5(a) and section 5.7(a) of MI 61-101 as the fair market value of the Facility and the warrants insofar as it relates to interested parties is not more than 25% of market capitalization.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Etienne Morin at (604) 564-1852.

Item 9	Date of Report

Originally dated as of the 29th day of October, 2019, and updated this 30th day of December, 2019.

Hans Smit, P.Geo., Chief Operating Officer of Orla, reviewed and verified all technical and scientific information contained in the news release and is a Qualified Person within the meaning of NI 43-101.

Forward-looking Statements

This material change report contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the Facility, including the expected use of proceeds; timeline for commencing construction; results of the feasibility study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including pit wall angles, land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of engineering work, construction, and receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, including without limitation, assumptions regarding price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to enter into a definitive agreement with respect to Engineering, Procurement and Construction Management; failing to receive the balance of the Facility; risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.